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Austin Linthicum <alinthicum@yieldstreet.com>



[TEST] Spotlight: Uncorrelated investments
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Yieldstreet <mail@investments.yieldstreet.com>   Fri, Oct 28, 2022 at 4:47 PM
Reply-To: investments@yieldstreet.com
To: alinthicum@yieldstreet.com

Yieldstreet

SPOTLIGHT: UNCORRELATED INVESTMENTS

The power of low correlation in a market downturn

Traditional portfolios have long relied on stocks and bonds moving independently of each other for stability. As that dynamic changes, private markets are coming into focus.

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What is investment correlation?

Correlation measures the degree to which two investments move in relation to each other.

Positive correlation	**No correlation**	**Negative correlation**
Investments move similarly to each other	Investments move independently of each other	Investments move opposite of each other
+1.0	0	-1.0

Investing in asset classes that have low or negative correlation to each other is a key element of portfolio diversification. When one asset class falls, you want another to hold steady. For decades, stocks and bonds had been sufficient.

 **Did you know?**

The stock and bond markets were almost entirely uncorrelated with a coefficient of .05 from 2000.

What is changing?

As inflation continues to rise at record levels, the Fed is expected to keep hiking interest rates to slow the economy. Bonds have an inverse relationship with rates, which has led to a 16% decline year-to-date in their value (U.S. Aggregate Bond Index). When coupled with a 24% decline in the S&P 500 year-to-date, the traditional portfolio model is no longer working for many investors.

100-day rolling correlation of the S&P 500 and Bloomberg U.S. Aggregate bond Index



Source: Dow Jones Market Data

Strategies that can be effective

Private market investments are known for having low correlation with stocks and bonds. They are less influenced by investor sentiment and interest rates, relying more on the strength of each individual asset. When added to your traditional portfolio, they can help counteract declining stocks and bonds.

Allocate to investments with low correlation

Consider these open offerings that tend to move more independently of the stock and bond markets.



LEGAL FINANCE

Legal Finance Fund



MULTI-ASSET CLASS FUND

Yieldstreet Prism

V

Target net ann. return[1]	13 - 16%

Litigation is resolved by way of adjudication, settlement or dismissal and these outcomes have no bearing on, or influence from, market volatility.

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Fund

Ann. distribution rate[2]	8%

The Fund's allocation to private markets have resulted in a -0.1 correlation to U.S. equities since inception[3].

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Our track record*

$1.8B+
principal & returns paid to investors

91%
of offerings have achieved within 0.5% of target

9.8%
realized net annualized return



 

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[1] Target returns are based on an analysis performed by Yieldstreet of the potential inflows and outflows related to the transactions in which the strategy or fund has engaged and/or is anticipated to engage in over the estimated term of the fund. There is no guarantee that targeted interest or returns will be realized or achieved or that an investment will be successful. Actual performance may deviate from these expectations materially, including due to market or economic factors, portfolio management decisions, modeling error, or other reasons.

[2] Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of

capital to you for tax purposes.

[3] Source: Bloomberg and Yieldstreet as of 9/30/2022. All correlation coefficients are calculated based on monthly total return data between 3/31/2020 and 9/30/2022. "US Equities" represents the S&P 500 Index, while "US Fixed Income" represents the Bloomberg US Aggregate Index. Past performance is not a guarantee of future returns.

* Source: Yieldstreet. As of 9/30/22. Past performance is not indicative of future results. Principal & returns paid to investors represents cumulative historical amounts made back to investors by investment vehicles managed by YieldStreet Management, LLC since inception. The percentage of offerings figure is calculated by dividing the number of matured offerings, excluding our Short Term Notes program, managed by YieldStreet Management, LLC since inception that have performed within 0.5% of their targeted return, or better, by all such matured offerings. Where targets were expressed as a range, the midpoint has been used. The realized net annualized return represents a historical average net realized return, using an internal rate of return (IRR) methodology, with respect to all matured investments, except our Short Term Notes program, weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC since inception after deduction of management fees and all other expenses charged to investments. All calculations are based on unaudited internal calculations, are subject to change, and may differ from the fund performance, returns and payments that an investor will actually receive. Numbers presented are rounded to the nearest decimal.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska and South Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska and South Dakota.

Investing in private markets and alternatives, such as this offering, is speculative and involves a risk of loss, and those investors who cannot afford to lose their entire investment should not invest. Returns are not guaranteed.

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